UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001- 39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology

Science and Education Town

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On July 30, 2025, Qixiang Liu tendered his resignation as a director and the Chair of Nominating and Corporate Governance Committee, a member of Audit Committee and a member of Compensation Committee of EZGO Technologies Ltd. (the “Company”), effective July 30, 2025.

On July 31, 2025, approved by the Board of Directors and the Nominating and Corporate Governance Committee of the Company, Zhenguo Wu was appointed as a director and the Chair of Nominating and Corporate Governance Committee, a member of Audit Committee and a member of Compensation Committee, effective July 31, 2025.

The biographical information of Zhenguo Wu is set forth below:

Zhenguo Wu, aged 39, has substantial legal professional experience in capital markets. He has been a lawyer and providing capital markets legal advisory services at Watson & Band Law Offices since December 2024. He has also served as independent director of WORK Medical Technology Group Ltd. since January 2025. From April 2021 to November 2024, he served as the board secretary and general counsel at Xuhang Holdings Ltd. From October 2015 to February 2021, he served as the senior vice president of the investment banking division of Shenwan Hongyuan Securities Underwriting and Sponsoring Co., Ltd. Mr. Wu obtained a bachelor’s degree in English from Tangshan Normal University in 2010 and a master’s degree in law from East China University of Political Science and Law in 2013.

Zhenguo Wu does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Board has determined that Zhenguo Wu is independent, pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules, based on an evaluation of the relationships between the Company and them.

Pursuant to the director offer letter by and between the Company and Zhenguo Wu, dated July 31, 2025, (the “Director Offer Letter with Zhenguo Wu”), the term shall continue until his successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-election every year at the Company’s annual general meeting. Zhenguo Wu is entitled to compensation of RMB50,000 for each calendar year. The offer letter is qualified in their entirety by reference to the complete text of the letters, which are filed hereto as Exhibit 10.1.

This report shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-272011 and 333-263315) and Form S-8 (File No. 333-285024), and shall be considered a part of each such registration statement from the date of filing, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Offer Letter with Zhenguo Wu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2025	EZGO Technologies Ltd.

	By:	/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

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